Exhibit 99.1

CoinShares Announces FY2025 Results Reflecting Continued Strong Growth

●	First annual results following the completion of the business combination with Vine Hill Capital Investment Corp. and Nasdaq listing under ticker CSHR on April 1, 2026

●	First results reported under U.S. GAAP following the Company’s conversion from IFRS, providing improved comparability for U.S. investors

●	Revenue of $165.7 million (+6.5% YoY),

●	Revenue and Gains from Operations of $197.6 million (-0.1% YoY),

●	Segment EBITDA of $131.3 million (+5.4% YoY), Gross AUM of $7.4 billion.

JERSEY, Channel Islands — April 30, 2026 — CoinShares PLC (Nasdaq: CSHR) (“CoinShares” or the “Company”), a leading global asset manager specializing in digital assets operating an institutional-grade platform with integrated Capital Markets capabilities, today reported its financial results for the fiscal year ended December 31, 2025.

Full Year 2025 Highlights

●	Operating Income of $127.0 million, compared to $125.0 million in FY2024, change of 1.6%.

●	Net income of $114.3 million, compared to $162.4 million in FY2024; the year-over-year comparison is impacted by a $36.8 million non-recurring gain on the sale of the Company’s FTX bankruptcy claim and by gains of $15.8 million arising on pricing differentials between ETP trading prices and the underlying digital asset exposure which are non-operational.

●	Revenue and Gains from Operations of $197.6 million, compared to $197.8 million in FY2024, comprising:

○	Asset Management revenue of $126.4 million, compared to $111.7 million in FY2024, up 13.1%

○	Capital Markets revenue and gains of $73.1 million, compared to $82.7 million in FY2024, down 11.6%

●	Segment EBITDA of $131.3 million, compared to $124.6 million in FY2024, up 5.4%

●	Gross assets under management of approximately $7.4 billion as of December 31, 2025, compared to $8.0 billion at year-end 2024, with net inflows of approximately $1.1 billion into CoinShares Physical, ranked #1 in Europe by net inflows in 2025 (source: ETFbook, European-domiciled crypto ETPs, full-year 2025).

●	Strong balance sheet, with approximately $481.3 million of available capital, including approximately $176.7 million of liquid assets and approximately $280.0 million of earned and accrued CoinShares XBT management fees.

●	Completion of the business combination with Vine Hill Capital Investment Corp. on April 1, 2026, and migration of listing venue from Nasdaq Stockholm to the Nasdaq Stock Market (U.S.) under the ticker CSHR. In connection with this transaction, we delisted our shares from Nasdaq Stockholm on March 30, 2026.

CEO Commentary

Jean-Marie Mognetti, Co-Founder, President and Chief Executive Officer of CoinShares, said:

“2025 was a year in which the platform we have been building for more than a decade continued to compound. Our growth in management fees and Segment EBITDA showed a combination of revenue growth, margin discipline and pricing power. We kept our yield stable at approximately 170 basis points in an industry defined by fee compression — a function of product mix, pricing discipline and the quality of the client base we serve.

CoinShares Physical was ranked #1 in Europe by net inflows in 2025, active alternative strategies continued to scale, and we closed the year with a net asset position of $477.0 million. CoinShares is continuing to leverage its incumbent leadership position in Europe to drive growth in AUM and profitability.

Our April 1, 2026, listing on Nasdaq marks another step in our journey to convert CoinShares into a global asset management franchise.”

Profitability

Operating income for FY2025 was $127.0 million, compared to $125.0 million in FY2024, an increase of 1.6%. Operating expenses (inclusive of cost of revenue) were $70.7 million, down 2.9% from $72.8 million in FY2024, reflecting a focus on cost control year on year

Segment EBITDA for FY2025 was $131.3 million, compared to $124.6 million in FY2024, an increase of 6.7%. Segment EBITDA margin was approximately 66% for the year (calculated on revenue and gains from operations) , reflecting the structural profitability of a scaled, regulated platform coupled with the Company’s disciplined cost base.

Net income for FY2025 was $114.3 million, compared to $162.4 million in FY2024. The year-over-year comparison is mainly affected by three items: (i) a $36.8 million gain recognized in FY2024 on the sale of the Company’s FTX bankruptcy claim; (ii) approximately $4.3 million of non-recurring transaction costs incurred in FY2025 in connection with the Company’s business combination with Vine Hill Capital Investment Corp. and U.S. Nasdaq listing, and (iii) an unrealised gain of $15.8 million in FY2024 arising from the movement on the differential between ETP trading prices and the underlying digital asset exposure.

Revenue & Gains from Operations

Total Revenue and Gains from Operations for FY2025 was $197.6 million, compared to $197.8 million in FY2024. On a segment basis:

●	Asset Management. Asset Management revenue grew 13.1% to $126.4 million, up from $111.7 million in FY2024. Growth was driven by continued inflows into CoinShares Physical, combined with disciplined pricing across the platform. On an average AUM basis, blended Asset Management yield was approximately 170 basis points, broadly stable versus the prior year — a notable result in a period during which both European and U.S. crypto ETP providers have faced material fee compression.

●	Capital Markets. Capital Markets revenue and gains decreased by $9.6 million, or 11.6%, to $73.1 million in 2025. A significant portion of this decrease was driven by a lower positive unrealised impact from pricing differentials between ETP trading prices and the underlying digital asset exposure ($1.6 million vs. $15.8 million in 2024). Excluding these non-operational, market-driven movements, underlying Capital Markets performance increased by 6.9% year-on-year, with strong staking revenues, lending revenues and trading gains.

Yield and Fee Discipline

In FY2025, several major digital asset ETP issuers, including U.S.-listed spot bitcoin and ether ETFs, lowered headline management fees in response to competitive pressure. Against this backdrop, CoinShares’ blended asset management yield remained broadly stable at approximately 170 basis points on an average quarterly asset basis, consistent with approximately 170 basis points in FY2024. This resilience, achieved during a period of material fee compression on comparable passive products across European and U.S. crypto ETP markets, reflects the Company’s differentiated product design, continued innovation across its ETP, the reach and quality of its institutional distribution platform, and disciplined pricing.

Capital Markets activities continued to contribute a meaningful yield on associated assets, reinforcing the Company’s differentiated model combining regulated asset management with integrated trading and treasury operations.

Assets Under Management and Flows

Average gross assets under management were approximately $7.4 billion during FY2025. Net organic inflows into the business were approximately $1.1 billion, with CoinShares Physical — Europe’s #1 digital asset ETP by net inflows in 2025 (source: ETFbook, European-domiciled crypto ETPs). This growth is driving substantial ongoing diversification of the Group’s AUM base. Unlike many competitors in the digital asset investment sector, as the Company’s newer product lines have grown, its blended realized management fee has remained remarkably stable over multi-year periods, a testament to the innovation of its product offerings, the strength of its distribution platform, and strong client demand. This combination underscores both the resilience of the Company’s business model and its ability to deliver profitable growth.

Strategic Positioning

CoinShares enters 2026 as one of the few asset management companies in Europe to hold both MiFID and MiCA authorisations. This dual licence uniquely positions the Company to operate across the full spectrum of regulated digital asset investment — from passive physically-backed ETPs, to active alternative strategies, to institutional-grade products distributed natively on blockchain infrastructure.

With CoinShares Valkyrie providing a U.S. foundation, European retail access to crypto ETPs expanding in the United Kingdom, France and Italy in 2025 and a growing active alternatives franchise, the Company is positioned to serve a broadening institutional, professional and retail client base across Europe and, increasingly, the United States.

Market Context & Competitive Positioning

CoinShares continues to leverage its incumbent leadership position in Europe to drive growth in AUM and profitability. In FY2025, many asset managers focused on digital assets — including several crypto-native pure players — experienced net outflows and significant margin compression, particularly on U.S. spot bitcoin and ether products. Over the same period, CoinShares delivered continued net inflows, stable blended yields, and margin expansion, demonstrating the strength of a regulated, diversified platform built around institutional-grade product design and distribution.

Recent Events — Nasdaq Listing

On April 1, 2026, CoinShares began trading on the Nasdaq Stock Market in the United States under the ticker “CSHR” after completing its previously announced business combination with Vine Hill Capital Investment Corp. The listing is expected to support the build-out of CoinShares’ international franchise, including the continued development of its existing U.S offering.

Non-GAAP Financial Measures

This press release includes certain non-GAAP financial measures, including Revenue and Other Gains from Operations, Capital Markets Revenue and Gains and Available Capital Position.

Revenues and gains from operations is comprises revenues derived from the issuance and management of the Group’s Asset Management Products, income generated from certain Capital Markets activities (including lending and staking), and net gains or losses arising from trading and hedging activities conducted using the Group’s balance sheet.

Capital Markets Revenue and Gains comprise revenues generated from the Company’s Capital Markets activities, including staking, lending, in addition to gains, and other related income. This measure may include unrealised impacts arising from differences between ETP trading prices and underlying digital asset exposure, which are driven by market dynamics and may not be indicative of underlying operational performance, which is removed from Segment EBITDA.

Available Capital Position represents the Company’s total assets less total liabilities, adjusted to reflect the economic value of digital asset holdings and related exposures. This measure includes the cumulative unrealised impact of differences between ETP trading prices and the underlying digital asset exposure. Management uses this metric to assess the Group’s liquidity and capital resources available to support operations and growth.

Management believes these measures are useful information to help investors evaluate the Company’s operating performance because it enables investors to compare these measures and component adjustments to the Company’s past financial performance and provide additional company-specific adjustments for certain items that may be included in income from operations but that management does not consider to be normal, recurring, operating expenses (or income) necessary to operate the business. Management believes non-GAAP financial measures are useful to measure the operating performance without regard to items that can vary significantly from period to period and may not directly correlate to the underlying performance of the Company’s business operations. These measures should not be considered as a substitute for, or superior to, measures prepared in accordance with U.S. GAAP.

Although not a non-GAAP measure, the measure of profitability that the Company’s Chief Operating Decision Maker (“CODM”) uses to assess segment performance and allocate resources is segment EBITDA. Segment EBITDA excludes share-based compensation, depreciation and amortization, interest income, interest expense, gain/(loss) on treasury digital assets, fair value gain/loss on investments, impairment of equity method investments, ETP pricing differentials and non-recurring items such as income from the sale of an FTX claim. The Group’s Segment EBITDA was reconciled to income before income taxes, and it is presented in the tables below. In evaluating segment results, the CODM is regularly provided with information on the following significant expense categories at the segment level: cost of revenue, salaries and employee benefits, professional fees, marketing expenses, and technology expenses.

Non-GAAP reconciliations

Revenue and gains from operations

	Year Ended December 31,			Percent
(in thousands)	2025	2024	Change	Change
Revenues	$165,677	$155,540	$10,137	6.5%
(Loss)/gain on digital assets and digital asset ETPs	(982,773)	2,933,410	(3,916,183)	(133.5)%
(Loss)/gain on certificate liabilities	802,747	(2,910,985)	3,713,732	(127.6)%
Other operating gains/(losses)	211,999	19,835	192,164	968.8%
Revenue and gains from operations	$197,650	$197,800	$(150)	(0.1)%

Capital markets revenues and gains

	Year Ended December 31,			Percent
(in thousands)	2025	2024	Change	Change
Staking revenue	$21,901	$29,449	$(7,548)	(25.6)%
Lending book interest	10,684	9,397	1,287	13.7%
Other revenue	6,721	5,003	1,718	34.3%
Capital Markets revenue	$39,306	$43,849	$(4,543)	(10.4)%
(Loss)/gain on digital assets	(982,773)	2,933,410	(3,916,183)	(133.5)%
Gain/(loss) on certificate liabilities	802,747	(2,910,985)	3,713,732	(127.6)%
Other operating gains/(losses)	211,999	19,835	192,164	968.8%
Less: Gain/(loss) on digital assets allocated to other operating segments and unallocated gains/(losses) on digital assets	1,813	(3,427)	5,240	(152.9)%
Capital Markets gains/(losses)	$33,785	$38,833	$(5,048)	(13.0)%
Capital Markets revenue and gains	$73,092	$82,682	$(9,590)	(11.6)%

Available Capital Position

	Year Ended December 31,			Percent
(in thousands)	2025	2024	Change	Change
Cash at bank	$64,243	$24,915	$39,328	157.8%
Digital assets - held for operations	3,974,713	4,466,678	(491,965)	(11.0)%
Digital assets - held as treasury	33,354	15,249	18,105	118.7%
Digital asset ETPs	1,145,428	1,190,998	(45,570)	(3.8)%
Digital asset receivables, net	108,517	205,892	(97,375)	(47.3)%
Total assets	5,326,255	5,903,732	(577,477)	(9.8)%
			-
XBT Certificate Liabilities	(2,465,007)	(3,695,537)	1,230,530	(33.3)%
XBT CS Physical Certificate Liabilities	(1,279)	-	(1,279)	n/a
CS Physical Certificate Liabilities	(2,041,154)	(1,453,943)	(587,211)	40.4%
Digital asset payables	(168,374)	(241,705)	73,331	(30.3)%
Amounts due to brokers	(169,086)	(99,124)	(69,962)	70.6%
Total liabilities	(4,844,900)	(5,490,310)	645,410	(11.8)%
Net	481,355	413,422	67,933	16.4%
of which:accrued fee	(280,020)	(223,459)	(56,561)	25.3%

(i)	Within the Company’s Available Capital Position includes the cumulative unrealized impact of the differential between ETP trading prices and the underlying digital asset exposure, arising from the structural relationship between digital asset holdings and corresponding liabilities. This amounted to $26.9 million as of December 31, 2025 (2024: $25.2 million).

(ii)	XBT accrued fees represent earned but unrealized management fees within the CoinShares XBT Provider platform. While held in digital assets, these balances are economically linked to fiat-denominated fee accruals and are not exposed to digital asset price volatility. The Company elects to realize these balances upon investor redemption of the underlying notes rather than as they are earned, and they are therefore included within available capital.

Segment disclosure

The following is an analysis of the Company’s results by reportable segment for the year ended December 31, 2025.

$’000	Asset Management	Capital Markets	Other and Unallocated	Total
Revenue	126,371	39,306	-	165,677

(loss)/gain on digital assets and digital asset ETPs	(1,009,065)	31,038	(4,746)	(982,773)
Gain/(loss) on certificate liabilities	802,747	(4,584)	4,584	802,747
Other operating gains/(losses)	206,318	5,698	(17)	211,999
Total other gains/(losses) from operations	-	32,152	(179)	31,973

Total revenues, gains/(losses) from operations (1)	126,371	71,458	(179)	197,650

Cost of revenue	(15,434)	(4,755)	-	(20,189)
Salaries and employee benefits	(6,859)	(5,602)	(7,060)	(19,521)
Professional fees	(2,254)	(1,989)	(1,295)	(5,538)
Marketing expenses	(2,637)	(15)	(2,639)	(5,291)
Technology expense	(1,089)	(907)	(2,478)	(4,474)
Movement in expected credit loss provision	-	1,142	-	1,142
Other general and administrative expenses	(1,873)	(1,665)	(2,936)	(6,474)
XBT/ETP Pricing differential			(1,633)	(1,633)
Segment EBITDA	96,225	57,667	(18,220)	135,672

Share based compensation	-	-	(2,839)	(2,839)
Expensed transaction costs			(4,332)	(4,332)
Depreciation and amortization	(2,188)	(474)	(481)	(3,143)
Interest income	598	598	597	1,793
Interest expense	(2,601)	(2,601)	(2,602)	(7,804)
Loss on treasury digital assets			(4,685)	(4,685)
Fair value loss on investments			(1,574)	(1,574)
XBT/ETP Pricing differential			1,633	1,633
Income before income taxes	92,034	55,190	(32,503)	114,721

(1)	Unallocated represents other business activities and unallocated corporate expenses managed at the Company level. Accordingly, these expenses are not allocated to the Company’s segments.

(2)	The revenue segment measure that is provided to the CODM is the total of revenue and gains/(losses) from operations.

(3)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.

(4)	Represents the impact of valuation differences between certain financial instruments and their underlying digital asset exposures. XBT certificates and certain third-party ETPs are measured using observable market prices, which may trade at a discount or premium to the value of the underlying digital assets held for hedging. These differences result in unrealized gains or losses that are driven by market spreads.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding the anticipated benefits of the Business Combination, the Company’s business strategy, and plans and objectives of management for future operations. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. Factors that may cause actual results to differ include, but are not limited to: (1) a delay or failure to realize the expected benefits from the Business Combination; (2) risks related to disruption of management time from ongoing business operations due to post-closing matters; (3) changes in the markets in which CoinShares competes, including with respect to its competitive landscape, technology evolution, or regulatory changes; (4) changes in the digital asset markets; and (5) the risk that the Company may not be able to execute its growth strategies. The foregoing list of factors is not exhaustive. CoinShares does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release, except as required by law.

About CoinShares

CoinShares is a leading global asset manager specialising in digital assets, that delivers a broad range of financial services across investment management, trading and securities to a wide array of clients that includes corporations, financial institutions and individuals. Focusing on crypto since 2013, the firm is headquartered in Jersey, with offices in France, Sweden, Switzerland, the UK and the US. CoinShares is regulated in Jersey by the Jersey Financial Services Commission, in France by the Autorité des marchés financiers, and in the US by the Securities and Exchange Commission, National Futures Association and Financial Industry Regulatory Authority. CoinShares is publicly listed on the Nasdaq under the ticker CSHR. For more information on CoinShares, please visit: https://coinshares.com

Company | +44 (0)1534 513 100 | enquiries@coinshares.com

Investor Relations | +44 (0)1534 513 100 | corporateir@coinshares.com

Press Contact

CoinShares
Benoît Pellevoizin

bpellevoizin@coinshares.com

M Group Strategic Communications

Peter Padovano

coinshares@mgroupsc.com